June 28, 2018

VIA ELECTRONIC TRANSMISSION Attn: Filing Desk U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Strategy Shares, File Nos. 333-170750 and 811-22497

Dear Sir/Madam:

On behalf of Strategy Shares (the “Trust”), a registered investment company, we hereby submit, via electronic filing, Post-Effective Amendment No. 38 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of the filing is to register shares of the Strategy Shares NASDAQ 5HANDLTM Index ETF, a new series of the Trust.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3238.

Very truly yours,

/s/ Parker Bridgeport

Parker Bridgeport